# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CBL & Associates Properties, Inc., CIK 0000910612
CUSIP: 124830878
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 2030 Hamilton Place Blvd., Suite 500, Chattanooga, Tennessee (TN), 37421-6000
Date of event which requires filing of this statement: 10/06/2026
Filed by CIK 0001074034
Persons authorized to receive notices and communications: Canyon Partners, LLC, 2728 North Harwood Street, 2nd Floor, Attention: Jonthan M. Kaplan, Dallas, Texas (TX), 75201, (214) 253-6000; Copy to: Robert W. Downes, Sullivan & Cromwell LLP, 125 Broad Street, New York, New York (NY), 10004, (212) 558-4312

## Reporting persons
- Canyon Capital Advisors LLC (CIK 0001074034): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 6,108,794; shared voting power 0; sole dispositive power 6,108,794; shared dispositive power 0; aggregate amount beneficially owned 0 (19.7% of the class)
- Mitchell R. Julis (CIK 0001766581): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,108,794; sole dispositive power 0; shared dispositive power 6,108,794; aggregate amount beneficially owned 0 (19.7% of the class)
- Joshua S. Friedman (CIK 0001766767): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,108,794; sole dispositive power 0; shared dispositive power 6,108,794; aggregate amount beneficially owned 0 (19.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: CBL & Associates Properties, Inc.
Address of issuer's principal executive offices: 2030 Hamilton Place Blvd., Suite 500, Chattanooga, Tennessee (TN), 37421-6000
Comment:
This Amendment No. 6 (this "Amendment No. 6") supplements the information set forth in the Schedule 13D filed by Canyon Capital Advisors LLC ("CCA"), Mr. Mitchell R. Julis, Mr. Joshua S. Friedman and Mr. Jonathan M. Heller (collectively, the "Reporting Persons") with the United States Securities and Exchange Commission (the "SEC") on November 9, 2021, as amended by Amendment No. 1 thereto filed on February 7, 2022, by Amendment No. 2 thereto filed on March 2, 2022, by Amendment No. 3 thereto filed on August 10, 2022, by Amendment No. 4 thereto filed on October 16, 2024 and by Amendment No. 5 thereto filed on May 26, 2026 (the "Schedule 13D") relating to the shares of common stock, $0.001 par value per share (the "Common Stock"), of CBL & Associates Properties, Inc., a Delaware corporation (the "Issuer").

This Amendment No. 6 is being filed to reflect a sale of shares of Common Stock by the Reporting Persons on October 6, 2026 resulting in a decrease in the Reporting Persons' beneficial ownership by more than 1% of the outstanding Common Stock. The Reporting Persons' beneficial ownership percentage has been calculated based on 30,942,757 shares of Common Stock outstanding as of August 3, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2026.

The Issuer's principal executive offices are located at 2030 Hamilton Place Blvd., Suite 500, Chattanooga, TN 37421. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

The Schedule 13D is hereby supplementally amended as follows:

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock.

The percentage reported in this Schedule 13D is calculated based upon 30,942,757 shares of Common Stock outstanding as of August 3, 2026, as reported in the Issuer's Current Report on Form 10-Q filed with the SEC on August 7, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock.
Transactions in the class effected during the past sixty days: On October 6, 2026, CCA, with respect to the shares of Common Stock directly held by certain managed accounts ("Accounts") with respect to which it acts as investment advisor, sold an aggregate of 1,307,500 shares of Common Stock for the account of those Accounts at $52.19 per share through open market transaction.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons and the Accounts is known to have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Accounts.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act (incorporated by reference to Exhibit 99.1 to Schedule 13D filed by the Reporting Persons with the SEC on November 9, 2021).

Exhibit 99.2: Commitment Letter, by and among the Issuer, the Operating Partnership, CCA and other commitment parties thereto, dated as of April 26, 2021 (incorporated by reference to Exhibit 99.2 to Schedule 13D filed by the Reporting Persons with the SEC on November 9, 2021).

Exhibit 99.3: Registration Rights Agreement, by and among the Issuer and the other parties thereto and any additional parties identified on the signature pages of any joinder agreement executed and delivered pursuant thereto, dated as of November 1, 2021 (incorporated by reference to Exhibit 10.5 to Form 8-K filed by the Issuer with the SEC on November 2, 2021).

Exhibit 99.4: Exchangeable Notes Indenture, by and among the New Notes Issuer, the guarantors thereto, the Issuer, Wilmington Savings Fund Society, FSB, as trustee and collateral agent, dated as of November 1, 2021 (incorporated by reference to Exhibit 10.3 to Form 8-K filed by the Issuer with the SEC on November 2, 2021).

Exhibit 99.5: Director Resignation Agreement, between Canyon Partners LLC and Jeffrey Kivitz, dated as of August 9, 2022 (incorporated by reference to Exhibit 99.5 to Amendment No.3 to Schedule 13D filed by the Reporting Persons with the SEC on August 10, 2022).

## Signatures
- Canyon Capital Advisors LLC: /s/ Douglas Anderson, Doug Anderson, Chief Compliance Officer (10/08/2026)
- Mitchell R. Julis: /s/ Mitchell R. Julis, Mitchell R. Julis (10/08/2026)
- Joshua S. Friedman: /s/ Joshua S. Friedman, Joshua S. Friedman (10/08/2026)